Poniard Pharmaceuticals, Inc.	7000 Shoreline Ct, Ste 270
South San Francisco, CA 94080
650.583.3774 main
650.583.3789 fax

March 5, 2008

VIA EDGAR

Mr. Mark Brunhofer

Senior Staff Accountant

U.S. Securities and Exchange Commission

Division of Corporate Finance, Mail Stop 6010

100 F Street, NE

Washington, D.C.  20549

Re:	Poniard Pharmaceuticals, Inc.
Form 10-K for Fiscal Year Ended December 31, 2006
File No. 0-16614

Dear Mr. Brunhofer:

This letter sets out the responses of Poniard Pharmaceuticals, Inc. (the “Company”) to the supplemental comments raised by the Staff, relating to the Company’s Form 10-K for the year ended December 31, 2006, during our discussion with the Staff on January 24, 2008.  These supplemental comments are in addition to the Staff comments set forth in its letters dated August 22, 2007 and November 1, 2007.  Our responses to the August 22, 2007 and November 1, 2007 letters are contained in letters to the Staff dated September 6, 2007 and December 14, 2007, respectively.

With respect to the Staff’s comments on the Company’s previously filed Form 10-K, we have included the text of the proposed new or amended disclosures as part of this letter.  The Company hereby requests permission to comply with the Staff’s comments only in future Form 10-K and 10-Q filings, rather than also amending the previously filed reports.  The Company believes that this approach is appropriate in light of the nature of the Staff’s comments and the Company’s responses thereto.  Because the information in the Company’s upcoming 2007

Annual Report on Form 10-K will, as a general matter, update and supersede the information contained in the previously filed Form 10-K for the year ended December 31, 2006, the Company believes that the filing of amendments to the previously filed reports would be unduly burdensome to the Company and may be confusing to investors.

For your convenience, we have included the Staff’s comments in italicized text, followed by the Company’s response.

Form 10-K for the fiscal year ended December 31, 2006

Notes to Consolidated Financial Statements

Note 13.  Acquisition of Picoplatin, p. 70

1.              Please revise your disclosure to clarify why you capitalized the payments associated with the licensing of picoplatin patent rights consistent with your responses to our comments.  Please revise your disclosure to clearly explain that you had alternative future uses for picoplatin in research and development (R&D) projects.  In this regard, at a minimum, please disclose that you reasonably expected to use the intravenous formulation of picoplatin, as it existed at the time of acquisition, in future R&D projects.

2.              Please revise your disclosure to explain why a twelve-year useful life is appropriate for the picoplatin intangible asset, given that the intangible asset argument is predicated on alternative future uses of picoplatin in R&D projects.  Please reference separately for us in your response the authoritative accounting literature relied upon in your accounting.

Response to Comments Nos. 1 and 2

The Company supplementally advises the Staff that it will ensure that its disclosure explains the basis for capitalizing the picoplatin licensing payments, clearly setting forth that the Company reasonably identified alternative future uses in R&D projects for the picoplatin intravenous formulation that existed at the time of acquisition.  The Company also advises that it determined the original useful life of the picoplatin intangible asset in accordance with the requirements of the FASB SFAS No. 142, “Goodwill and Other Assets,” paragraph 11, which states generally that the useful life of an intangible asset to an entity should be based on an analysis of pertinent factors that include, among others, the following:  (i) expected use of the asset by the entity;  (ii) any legal, regulatory, or contractual provisions that may limit the useful life;  (iii) any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost; and (iv) the effects of obsolescence or economic factors.  In connection with the first criterion, at the time of acquisition in 2004, the Company expected to use intravenous picoplatin in clinical trials, or R&D projects, in various cancer indications.  The Company noted that its expected use in R&D projects follows the life of the primary picoplatin patent, which has an initial term through 2016.  In connection with the second criterion, after giving appropriate consideration to the third and fourth criteria, an expected life of twelve years was adopted for the picoplatin intangible asset.  The Company advises the Staff that it will ensure that its disclosure explains the appropriateness of using a twelve-year life for its picoplatin intangible asset and that the Company plans to provide the revised disclosure in the notes to the Company’s consolidated financial statements and that such disclosure will read substantially as follows:

NOTE 13. Picoplatin License and Amendment

In April 2004, the Company acquired from AnorMED, Inc. the worldwide exclusive rights, excluding Japan, to develop, manufacture and commercialize picoplatin, a platinum-based anti-cancer agent. AnorMED, Inc. was acquired by Genzyme Corporation in November 2006. Under the terms of the agreement, the Company paid a one-time upfront milestone payment of $1,000,000 in its common stock and $1,000,000 in cash. The agreement also initially provided for $13,000,000 in development and commercialization milestones, payable in cash or a combination of cash and common stock, and a royalty rate of up to 15% on net product sales after regulatory approval. The license agreement was amended on September 18, 2006 to modify several key financial terms and expand the licensed territory to include Japan, thereby providing the Company worldwide rights. In consideration of the amendment, the Company paid Genzyme $5,000,000 in cash on October 12, 2006 and an additional $5,000,000 in cash on March 30, 2007. The amendment eliminated all development milestone payments to Genzyme.  Genzyme remains entitled to receive up to $5,000,000 in commercialization milestones upon the attainment of certain levels of annual net sales of picoplatin after regulatory approval. The amendment also reduced the royalty payable to Genzyme to a maximum of 9% of annual net product sales. In addition, the amendment eliminated the sharing of sublicense revenues with Genzyme on and after September 18, 2007.

The Company accounted for all payments made in consideration of the picoplatin license, as amended, by capitalizing them as an intangible asset. The Company’s capitalization of the total $12,000,000 of picoplatin license payments is based on the Company’s reasonable expectation at the time of acquisition and through the date of the amendment that the intravenous formulation of picoplatin, as it existed at the time of the acquisition of the picoplatin license and the license amendment, would be used in R&D projects and therefore had alternative future uses in the treatment of different cancer indications. At the time of acquisition, the Company planned to use intravenous picoplatin in a Phase II clinical trial in patients with small cell lung cancer and reasonably expected that the intravenous formulation could be used in additional, currently identifiable R&D projects in the form of clinical trials for other solid cancer indications, such as prostate and colorectal cancers.

The Company determined the original useful life of the picoplatin intangible asset in accordance with the requirements of the FASB SFAS No. 142, “Goodwill and Other Assets.”  The Company, at the time of acquisition of the picoplatin license, reasonably anticipated using intravenous picoplatin in clinical trials that could be conducted during the remaining term of the primary patent, which is active through 2016. The Company concluded that the twelve years remaining for the primary patent term was the appropriate useful life for the picoplatin intangible asset, in satisfaction of the expected use and legal life provisions of SFAS No. 142.  The Company concluded that no change in the twelve-year useful life of the picoplatin intangible asset occurred as a result of the 2006 license amendment and is, therefore, amortizing the entire $12,000,000 over the remaining useful life of the picoplatin intangible asset.

Licensed Products consists of the picoplatin amortizable intangible asset with a gross amount of $12,000,000 and accumulated amortization of $1,979,000 and $764,000 at December 31, 2007 and 2006, respectively.  The Company recognized amortization expense of $1,215,000 and $472,000 for the years ended December 31, 2007 and 2006, respectively.  The estimated annual amortization expense for Licensed Products is approximately $1,215,000 for each of the years 2008 through 2012.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies, p. 33

3.              Additionally, the Critical Accounting Policies section of your 2006 10-K, page 33, appears to address only fixed assets. Please revise your disclosure to discuss the potential impairment of the picoplatin intangible asset, including the impact of any potential negative clinical trials results.

Response to Comment No. 3

The Company supplementally advises the Staff that it will revise the Critical Accounting Policies portion of the Management’s Discussion and Analysis section to include a discussion of the potential for impairment of its picoplatin intangible asset.  The Company plans to use the following general language for such disclosure:

Impairment of Long-Lived and Intangible Assets: As of December 31, 2007, we had net property and equipment of approximately $1.1 million and a net intangible asset of approximately $10.0 million, which represents capitalized payments for our picoplatin license. In accounting for these long-lived and intangible assets, we estimate the expected useful lives of the assets, the expected residual values of the assets, and the potential for impairment based on events or circumstances, such as changes in the Company’s business strategy and plans, a significant decrease in market value, a significant change in asset condition or a significant adverse change in regulatory climate.  Specifically, the value of the picoplatin intangible asset could be impaired as a result of negative results of clinical trials or as a result of adverse decisions or rulings of regulatory bodies, such as the FDA.  Application of the test for impairment requires significant judgment, taking into account potentially unfavorable factors, such as those mentioned above, that could adversely affect the carrying value of the asset.

As requested, the Company acknowledges that:

•                  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any further comments or questions, please contact the undersigned at (650) 583-5727.

Very truly yours,

/s/ Caroline M. Loewy
Caroline M. Loewy
Chief Financial Officer

cc:	Securities and Exchange Commission (Jim B. Rosenberg, Senior Assistant Chief Accountant)
Poniard Pharmaceuticals, Inc. (G. McMahon, R. Martell, A. Wight, M. Jackson)
KPMG LLP (B. Johnson, P. Redburn)
Perkins Coie LLP (F. Wilson, J. Lisbakken)